Exhibit 99.2

2014 Third Quarter Report
Nine Months Ended October 31, 2013

Dominion Diamond Corporation

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

Dominion Diamond Corporation (the “Company”) recorded a consolidated net loss attributable to shareholders of $2.9 million or $(0.03) per share for the quarter, compared to a net profit attributable to shareholders of $3.4 million or $0.04 per share in the third quarter of the prior year. Net loss from continuing operations attributable to shareholders (which now represents the Diavik and Ekati mining segments) was $2.9 million or $(0.03) per share, compared to a net profit from continuing operations of $0.2 million or $0.00 per share in the comparable quarter of the prior year. Continuing operations includes all costs related to the Company’s mining operations. Prior year numbers relate only to results from the Diavik Diamond Mine.

Consolidated sales from continuing operations were $151.6 million for the quarter, compared to $84.8 million for the comparable quarter of the prior year, resulting in an operating profit of $10.7 million, compared to an operating profit of $5.6 million in the comparable quarter of the prior year. Consolidated EBITDA from continuing operations was $42.6 million compared to $26.2 million in the comparable quarter of the prior year.

During the third quarter, the Company recorded sales from the Diavik Diamond Mine of $52.9 million compared to $84.8 million in the comparable quarter of the prior year. The Company sold approximately 0.4 million carats from the Diavik Diamond Mine for an average price per carat of $118, compared to 0.9 million carats for an average price per carat of $96 in the comparable quarter of the prior year. The 49% decrease in volume of Diavik Diamond Mine carats sold versus the comparable quarter of the prior year resulted from a combination of the decision to hold back some inventory from sale in the third quarter due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India, and the change in the sales schedule resulting from a change in the rough diamond sales platform. The 23% increase in the Company’s achieved average rough diamond prices for the Diavik Diamond Mine as compared to the third quarter of the prior year resulted primarily from the sale during the third quarter of the prior year of a higher proportion of lower priced Diavik Diamond Mine goods due to an improved market for those goods at that time. The Diavik segment generated gross margins and EBITDA margins as a percentage of sales of 24.4% and 46%, respectively, compared to 15.5% and 38%, respectively, in the comparable quarter of the prior year. At October 31, 2013, the Company had 0.8 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $110 million.

During the third quarter, the Ekati Diamond Mine recorded sales of $98.7 million and sold approximately 0.4 million carats for an average price per carat of $271. This segment generated gross margins and EBITDA margins of 5.2% and 23%, respectively. At October 31, 2013, the Company had 0.6 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $141 million.

The Corporate segment, which includes all costs not specifically related to the operations of the Diavik and Ekati mines, recorded selling, general and administrative expenses of $5.9 million, compared to $6.3 million in the comparable quarter of the prior year.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Management’s Discussion and Analysis
PREPARED AS OF DECEMBER 10, 2013 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three and nine months ended October 31, 2013, and its financial position as at October 31, 2013. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board, and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended October 31, 2013, and the audited consolidated financial statements for the year ended January 31, 2013. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “third quarter” refer to the three months ended October 31, 2013.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this MD&A includes the current production forecast, estimated rough diamond revenue, cost of sales and cash cost of production estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, estimated rough diamond revenue, cost of sales and cash cost of production estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A including, among other things, the current mine plans for each of the Diavik Diamond Mine and the Ekati Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; and world and US economic conditions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 21 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, respectively, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Summary Discussion
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine, both located in Canada’s Northwest Territories.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

The Company has a controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Company acquired its interest in the Ekati Diamond Mine on April 10, 2013 (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone (80% interest), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (58.8% interest), an adjacent area hosting kimberlite pipes having both development and exploration potential. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests on the unaudited interim condensed consolidated financial statements.

Market Commentary
Diamond market sentiment in the third quarter was mixed. Liquidity remained tight for diamond manufacturers in India and combined with a weakening of the Indian rupee to restrict demand for polished diamonds from local jewelry manufacturers even in the run-up to the gift giving season of Diwali. This led to a very cautious rough diamond market leading into the annual factory shutdowns for Diwali. Conversely, retail markets outside India remained buoyant, especially in the US as expectations for a positive holiday season there remain high. The Chinese market has shown increased activity and is competing with the US for mid-range polished diamonds. The market for higher end polished diamonds in China remains subdued but there is evidence that Chinese consumers continue to purchase these ranges overseas.

The rough and polished diamond markets will be focused on restocking in the fourth quarter. Despite positive trends at the retail market level, jewelry manufacturers are hesitant to accumulate diamond stocks and are relying on just in time replenishment. Rough diamond polishers have been equally or more cautious so rough diamond stocks available for polishing in India and Israel are low. This, combined with an increase in demand for polished diamonds leading into the holiday season, could see a swift return of confidence that will bode well for the diamond market in 2014.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Consolidated Financial Results
The Company’s consolidated results from continuing operations relate solely to its mining operations, which include the production, sorting and sale of rough diamonds. The results of the Company’s luxury brand segment, which it disposed of on March 26, 2013, are treated as discontinued operations for accounting and reporting purposes and current and prior period results have been recast accordingly. The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2013.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
	2014	2014	2014	2013	2013	2013	2013	2012	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Sales	$151,639	$261,803	$108,837	$110,111	$84,818	$61,473	$89,009	$102,232	$522,280	$235,300
Cost of sales	133,577	234,372	81,535	79,038	71,663	46,784	70,099	72,783	449,483	188,546
Gross margin	18,062	27,431	27,302	31,073	13,155	14,689	18,910	29,449	72,797	46,754
Gross margin (%)	11.9%	10.5%	25.1%	28.2%	15.5%	23.9%	21.2%	28.8%	13.9%	19.9%
Selling, general and administrative expenses	7,408	15,056	16,843	10,086	7,581	5,750	6,739	5,464	39,308	20,070
Operating profit (loss) from continuing operations	10,654	12,375	10,459	20,987	5,574	8,939	12,171	23,985	33,489	26,684
Finance expenses	(5,676)	(19,637)	(3,994)	(2,382)	(2,308)	(2,151)	(2,242)	(1,616)	(29,305)	(6,701)
Exploration costs	(7,074)	(3,145)	(1,039)	(306)	(673)	(568)	(254)	(177)	(11,260)	(1,495)
Finance and other income	825	1,032	804	601	60	67	52	51	2,661	179
Foreign exchange gain (loss)	1,122	(2,814)	732	116	(301)	1,048	(370)	680	(961)	377
Profit (loss) before income taxes from continuing operations	(149)	(12,189)	6,962	19,016	2,352	7,335	9,357	22,923	(5,376)	19,044
Income tax expense (recovery)	3,858	6,913	4,699	6,977	1,583	3,386	3,330	10,281	15,469	8,299
Net profit (loss) from continuing operations	$(4,007)	$(19,102)	$2,263	$12,039	$769	$3,949	$6,027	$12,642	$(20,845)	$10,745
Net profit (loss) from discontinued operations	–	–	497,385	2,802	3,245	804	5,583	3,946	497,385	9,632
Net profit (loss)	$(4,007)	$(19,102)	$499,648	$14,841	$4,014	$4,753	$11,610	$16,588	$476,540	$20,377
Net profit (loss) from continuing operations attributable to
Shareholders	$(2,895)	$(16,304)	$2,822	$12,146	$152	$3,951	$6,027	$12,654	$(16,374)	$10,130
Non-controlling interest	(1,112)	(2,798)	(559)	(107)	617	(2)	–	(12)	(4,471)	615
Net profit (loss) attributable to Shareholders	$(2,895)	$(16,304)	$500,207	$14,948	$3,397	$4,755	$11,610	$16,600	$481,011	$19,762
Non-controlling interest	(1,112)	(2,798)	(559)	(107)	617	(2)	–	(12)	(4,471)	615
Earnings (loss) per share – continuing operations
Basic	$(0.03)	$(0.19)	$0.03	$0.14	$0.00	$0.05	$0.07	$0.15	$(0.19)	$0.12
Diluted	$(0.03)	$(0.19)	$0.03	$0.14	$0.00	$0.05	$0.07	$0.15	$(0.19)	$0.12
Earnings (loss) per share
Basic	$(0.03)	$(0.19)	$5.89	$0.18	$0.04	$0.06	$0.14	$0.20	$5.66	$0.23
Diluted	$(0.03)	$(0.19)	$5.82	$0.18	$0.04	$0.06	$0.14	$0.19	$5.61	$0.23
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$2,308	$2,295	$2,412	$1,710	$1,733	$1,660	$1,716	$1,607	$2,308	$1,733
Total long-term liabilities (i)	$692	$696	$695	$269	$682	$461	$472	$641	$692	$682
Operating profit (loss) from continuing operations	$10,654	$12,375	$10,459	$20,987	$5,574	$8,939	$12,171	$23,985	$33,489	$26,684
Depreciation and amortization (ii)	31,978	32,644	20,211	24,346	20,588	13,160	22,172	24,284	84,833	55,921
EBITDA from continuing operations (iii)	$42,632	$45,019	$30,670	$45,333	$26,162	$22,099	$34,343	$48,269	$118,322	$82,605
(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 20.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Three Months Ended October 31, 2013, Compared to Three Months Ended October 31, 2012
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a third quarter consolidated net loss attributable to shareholders of $2.9 million or $(0.03) per share, compared to a net profit attributable to shareholders of $3.4 million or $0.04 per share in the third quarter of the prior year. Net loss from continuing operations attributable to shareholders was $2.9 million or $(0.03) per share, compared to a net profit from continuing operations of $0.2 million or $0.00 per share in the comparable quarter of the prior year.

CONSOLIDATED SALES
Sales for the third quarter totalled $151.6 million, consisting of Diavik rough diamond sales of $52.9 million and Ekati rough diamond sales of $98.7 million. This compares to sales of $84.8 million in the comparable quarter of the prior year (Diavik rough diamond sales of $84.8 million and Ekati rough diamond sales of $nil).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $133.6 million resulting in a gross margin of 11.9%, compared to a cost of sales of $71.7 million and a gross margin of 15.5% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $3.9 million during the third quarter, compared to a net income tax expense of $1.6 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory income tax rate for the quarter is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $3.5 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $0.7 million in the comparable quarter of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the third quarter, the Company also recognized a deferred income tax expense of $6.4 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $1.0 million recognized in the comparable quarter of the prior year. The recorded tax provision during the quarter also included a net income tax recovery of $0.5 million relating to foreign exchange differences between income in the currency of the country of origin and US dollars. This compares to net income tax recovery of $2.1 million recognized in the comparable period of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $7.4 million for the third quarter, compared to $7.6 million in the comparable quarter of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED FINANCE EXPENSES FROM CONTINUING OPERATIONS
Finance expenses for the third quarter were $5.7 million, compared to $2.3 million for the comparable quarter of the prior year. The increase was due primarily to accretion expense associated with future site restoration liability at the Ekati Diamond Mine, which was not present in the comparable quarter of the prior year. Accretion expense was $5.3 million (three months ended October 31, 2012 – $0.6 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

CONSOLIDATED EXPLORATION EXPENSE FROM CONTINUING OPERATIONS
Exploration expense of $7.1 million was incurred during the third quarter, compared to $0.7 million in the comparable quarter of the prior year. Included in exploration expense for the third quarter is $6.0 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine and $1.0 million of exploration work on the Company’s claims in the Northwest Territories.

CONSOLIDATED FINANCE AND OTHER INCOME FROM CONTINUING OPERATIONS
Finance and other income of $0.8 million was recorded during the third quarter, compared to $0.06 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE FROM CONTINUING OPERATIONS
A net foreign exchange gain of $1.1 million was recognized during the third quarter, compared to a net foreign exchange loss of $0.3 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Nine Months Ended October 31, 2013, Compared to Nine Months Ended October 31, 2012
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a consolidated net profit attributable to shareholders of $481.0 million or $5.66 per share for the nine months ended October 31, 2013, compared to a net profit attributable to shareholders of $19.8 million or $0.23 per share in the comparable period of the prior year. Included in this amount is a $497.6 million gain on the sale of the luxury brand segment on March 26, 2013. Net loss from continuing operations attributable to shareholders was $16.4 million or $(0.19) per share, compared to a net profit from continuing operations attributable to shareholders of $10.1 million or $0.12 per share in the comparable period of the prior year. Discontinued operations represented $497.4 million of net profit or $5.85 per share, compared to $9.6 million or $0.11 per share in the comparable period of the prior year.

CONSOLIDATED SALES
Sales totalled $522.3 million for the nine months ended October 31, 2013, consisting of Diavik rough diamond sales of $233.1 million and Ekati rough diamond sales of $289.2 million. This compares to sales of $235.3 million in the comparable period of the prior year (Diavik rough diamond sales of $235.3 million and Ekati rough diamond sales of $nil). The Ekati rough diamond sales are for the period from April 10, 2013, which was the date the Ekati Diamond Mine Acquisition was completed, to October 31, 2013.

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the period, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales was $449.5 million for the nine months ended October 31, 2013, resulting in a gross margin of 13.9%, compared to a cost of sales of $188.5 million and a gross margin of 19.9% for the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $15.5 million during the nine months ended October 31, 2013, compared to a net income tax expense of $8.3 million in the comparable period of the prior year. The Company’s combined federal and provincial statutory income tax rate for the nine months ended October 31, 2013 is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the nine months ended October 31, 2013, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $9.5 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability during the nine months ended October 31, 2013. This compares to an unrealized foreign exchange loss of $0.8 million recorded in the comparable period of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the nine months ended October 31, 2013, the Company recognized a deferred income tax expense of $16.9 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $3.5 million recognized in the comparable period of the prior year. The recorded tax provision during the nine months ended October 31, 2013, included a net income tax recovery of $0.6 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $4.0 million recognized in the comparable period of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The Company incurred SG&A expenses of $39.3 million during the nine months ended October 31, 2013, compared to $20.1 million in the comparable period of the prior year. The increase from the comparable period of the prior year was primarily due to $11.2 million of transaction costs and $6.0 million of restructuring costs at the Antwerp, Belgium office, related in each case to the Ekati Diamond Mine Acquisition. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED FINANCE EXPENSES FROM CONTINUING OPERATIONS
Finance expenses were $29.3 million for the nine months ended October 31, 2013, compared to $6.7 million for the comparable period of the prior year. The increase was due primarily to the expensing of approximately $14.0 million relating to the cancellation of the credit facilities that had previously been arranged in connection with the Ekati Diamond Mine Acquisition. The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these credit facilities, which were subsequently cancelled. Also included in consolidated finance expense is accretion expense of $12.2 million (nine months ended October 31, 2012 – $1.9 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE FROM CONTINUING OPERATIONS
Exploration expense of $11.3 million was incurred during the nine months ended October 31, 2013, compared to $1.5 million in the comparable period of the prior year. Included in exploration expense for the current year is $6.9 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine and $4.0 million of exploration work on the Company’s claims in the Northwest Territories.

CONSOLIDATED FINANCE AND OTHER INCOME FROM CONTINUING OPERATIONS
Finance and other income of $2.7 million was recorded during the nine months ended October 31, 2013, compared to $0.2 million in the comparable period of the prior year.

CONSOLIDATED FOREIGN EXCHANGE FROM CONTINUING OPERATIONS
A net foreign exchange loss of $1.0 million was recognized during the nine months ended October 31, 2013, compared to a net foreign exchange gain of $0.4 million in the comparable period of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Segmented Analysis
The operating segments of the Company include the Diavik Diamond Mine, the Ekati Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Diavik and Ekati mines.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2014	2014	2014	2013	2013	2013	2013	2012	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Sales
North America	$–	$–	$6,179	$4,604	$7,697	$2,269	$7,432	$2,727	$6,179	$17,398
Europe	45,088	80,530	61,642	84,346	57,438	50,514	54,370	78,846	187,260	162,322
India	7,818	10,737	21,095	21,161	19,683	8,690	27,207	20,659	39,650	55,580
Total sales	52,906	91,267	88,916	110,111	84,818	61,473	89,009	102,232	233,089	235,300
Cost of sales	40,018	68,328	61,888	79,038	71,663	46,784	70,099	72,783	170,234	188,546
Gross margin	12,888	22,939	27,028	31,073	13,155	14,689	18,910	29,449	62,855	46,754
Gross margin (%)	24.4%	25.1%	30.4%	28.2%	15.5%	23.9%	21.2%	28.8%	27.0%	19.9%
Selling, general and administrative expenses	1,123	1,409	1,110	1,860	1,279	1,050	972	1,308	3,641	3,301
Operating profit	$11,765	$21,530	$25,918	$29,213	$11,876	$13,639	$17,938	$28,141	$59,214	$43,453
Depreciation and amortization (i)	12,434	21,768	19,906	24,042	20,283	12,874	21,876	23,849	54,108	55,033
EBITDA (ii)	$24,199	$43,298	$45,824	$53,255	$32,159	$26,513	$39,814	$51,990	$113,322	$98,486
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 20.

Three Months Ended October 31, 2013, Compared to Three Months Ended October 31, 2012
DIAVIK SALES
During the third quarter, the Company sold approximately 0.4 million carats from the Diavik Diamond Mine for a total of $52.9 million for an average price per carat of $118, compared to 0.9 million carats for a total of $84.8 million for an average price per carat of $96 in the comparable quarter of the prior year. The 49% decrease in volume of carats sold versus the comparable quarter of the prior year resulted from a combination of the decision to hold back some inventory from sale in the third quarter due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India, and the change in the sales schedule resulting from a change in the rough diamond sales platform. The 23% increase in the Company’s achieved average rough diamond prices for the Diavik Diamond Mine as compared to the third quarter of the prior year resulted primarily from the sale during the third quarter of the prior year of a higher proportion of lower priced Diavik Diamond Mine goods due to an improved market for those goods at that time. At October 31, 2013, the Company had 0.8 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $110 million, compared to 0.8 million carats with an estimated market value of approximately $110 million in the comparable quarter of the prior year.

Had the Company sold only the last production shipped in the third quarter, the estimated achieved price would have been approximately $117 per carat based on the prices achieved in the September / October 2013 sale.

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales for the Diavik Diamond Mine was $40.0 million resulting in a gross margin of 24.4%, compared to a cost of sales of $71.7 million and a gross margin of 15.5% in the comparable quarter of the prior year. Cost of sales for the third quarter included $12.4 million of depreciation and amortization, compared to $19.8 million in the comparable quarter of the prior year. The decrease in depreciation and amortization is due primarily to the decision to hold back some inventory from sale in the third quarter. The Diavik segment generated gross margins and EBITDA margin of 24.4% and 46%, respectively, compared to 15.5% and 38%, respectively, in the comparable quarter of the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the third quarter, the Diavik cash cost of production was $37.6 million compared to $42.0 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended October 31, 2013 and 2012.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	October 31, 2013	October 31, 2012
Diavik cash cost of production	$37,558	$42,048
Private royalty	1,006	1,632
Other cash costs	759	1,057
Total cash cost of production	39,323	44,737
Depreciation and amortization	19,318	20,547
Total cost of production	58,641	65,284
Adjusted for stock movements	(18,623)	6,379
Total cost of sales	$40,018	$71,663

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the quarter was $1.1 million, compared to $1.3 million in the comparable quarter of the prior year.

Nine Months Ended October 31, 2013, Compared to Nine Months Ended October 31, 2012
DIAVIK SALES
During the nine months ended October 31, 2013, the Company sold approximately 1.9 million carats from the Diavik Diamond Mine for a total of $233.1 million for an average price per carat of $121 compared to 2.3 million carats for a total of $235.3 million for an average price per carat of $101 in the comparable period of the prior year. The 19% increase in the Company’s achieved average rough diamond prices resulted primarily from the sale during the first quarter of the prior year of almost all of the remaining lower priced goods originally held back in inventory by the Company at October 31, 2011 due to an oversupply in the market at that time. The 17% decrease in volume of carats sold was due primarily to two offsetting factors that impacted the comparable period of the prior year: first, an increase in volume of carats sold from the sale during the first quarter of the prior year of almost all of the remaining lower priced goods originally held back in inventory at October 31, 2011; and second, a decrease in volume of carats sold during the current quarter due to a combination of the decision to hold back some inventory from sale and the change in the sales schedule resulting from a change in the rough diamond sales platform.

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Diavik Diamond Mine for the nine months ended October 31, 2013, was $170.2 million resulting in a gross margin of 27.0% compared to a cost of sales of $188.5 million and a gross margin of 19.9% in the comparable period of the prior year. Cost of sales for the nine months ended October 31, 2013 included $53.5 million of depreciation and amortization compared to $53.8 million in the comparable period of the prior year. This segment generated gross margins and EBITDA margins of 27.0% and 49%, respectively, compared to 19.9% and 42%, respectively, in the comparable period of the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

A substantial portion of consolidated cost of sales is mining operating costs, incurred at the Diavik Diamond Mine. During the nine months ended October 31, 2013, the Diavik cash cost of production was $119.4 million compared to $126.7 million in the comparable period of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the nine months ended October 31, 2013 and 2012.

	Nine months ended	Nine months ended
(expressed in thousands of United States dollars)	October 31, 2013	October 31, 2012
Diavik cash cost of production	$119,364	$126,679
Private royalty	3,930	5,359
Other cash costs	2,717	3,088
Total cash cost of production	126,011	135,126
Depreciation and amortization	60,766	50,334
Total cost of production	186,777	185,460
Adjusted for stock movements	(16,543)	3,086
Total cost of sales	$170,234	$188,546

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment for the nine months ended October 31, 2013 was $3.6 million, compared to $3.3 million in the comparable period of the prior year.

OPERATIONAL UPDATE
Production for the third calendar quarter at the Diavik Diamond Mine was 1.7 million carats (at 100%), compared to 1.9 million in the third calendar quarter of the prior year. Total production includes reprocessed plant rejects (“RPR”), which are not included in the Company’s reserves and resource statement and are therefore incremental to production.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

For the three months ended September 30, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	56	233	4.15
A-154 North	81	165	2.04
A-418	81	236	2.91
RPR	1	35	–
Total	219	669	2.91	(a)
(a)	Grade has been adjusted to exclude RPR.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

For the three months ended September 30, 2012
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	71	334	4.71
A-154 North	62	137	2.21
A-418	77	293	3.82
RPR	–	9	–
Total	210	773	3.65	(a)
(a)	Grade has been adjusted to exclude RPR.

For the nine months ended September 30, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	176	757	4.29
A-154 North	219	462	2.11
A-418	232	741	3.20
RPR	4	111	–
Total	631	2,071	3.13	(a)
(a)	Grade has been adjusted to exclude RPR.

For the nine months ended September 30, 2012
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	99	437	4.42
A-154 North	131	265	2.02
A-418	405	1,388	3.42
RPR	2	42	–
Total	637	2,132	3.29	(a)
(a)	Grade has been adjusted to exclude RPR.

Diavik Operations Outlook
PRODUCTION
The Diavik Diamond Mine full-year production target (on a 100% basis) is expected to be approximately 7.1 million carats from the mining of approximately 1.9 million tonnes of ore and the processing of approximately 2.2 million tonnes of material from both mining and stockpiles. The approximately 18% increase in carats in expected production for calendar 2013, as compared to the original plan of approximately 6 million carats, results from both the expected processing of more stockpiled ore and an increase in underground mining velocity during the calendar year. Diavik’s full-year target production expects mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.7 million tonnes from A-418 kimberlite pipes. Included in the estimated production for calendar 2013 is approximately 0.4 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production. Given the decision to hold back some inventory from sale in the third quarter, the Company currently expects rough diamond sales for fiscal 2014 from the Diavik Diamond Mine to be in the range of $320 to $365 million.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

PRICING
Based on prices from the Company’s rough diamond sales during the third quarter and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Diavik ore types in the table that follows:

September /
October 2013
Sales Cycle
Average price
per carat
Ore type	(in US dollars)
A-154 South	$140
A-154 North	180
A-418	100
RPR	50

COST OF SALES AND CASH COST OF PRODUCTION
Given the decision to hold back some inventory from sale in the third quarter, the Company currently expects cost of sales for fiscal 2014 from the Diavik Diamond Mine to be in the range of $235 to $270 million (including depreciation and amortization in the range of $70 to $85 million). The Company’s share of the cash cost of production at the Diavik Diamond Mine for calendar 2013 is expected to be approximately $165 million at an assumed average Canadian/US dollar exchange rate of $1.03.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2014 to be approximately $26 million, assuming an average Canadian/US dollar exchange rate of $1.03. During the third quarter, DDDLP’s share of capital expenditures was $6.9 million ($23.4 million for the nine months ended October 31, 2013).

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2014	2014	2014	2013	2013	2013	2013	2012	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Sales
Europe	$98,733	$170,536	$19,921	$–	$–	$–	$–	$–	$289,190	$–
Total sales	98,733	170,536	19,921	–	–	–	–	–	289,190	–
Cost of sales	93,558	166,044	19,647	–	–	–	–	–	279,249	–
Gross margin	5,175	4,492	274	–	–	–	–	–	9,941	–
Gross margin (%)	5.2%	2.6%	1.4%	–%	–%	–%	–%	–%	3.4%	–%
Selling, general and administrative expenses	362	676	520	–	–	–	–	–	1,558	–
Operating profit (loss)	$4,813	$3,816	$(246)	$–	$–	$–	$–	$–	$8,383	$–
Depreciation and amortization (i)	19,166	10,513	–	–	–	–	–	–	29,679	–
EBITDA (ii)	$23,979	$14,329	$(246)	$–	$–	$–	$–	$–	$38,062	$–
(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 20.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Three months ended October 31, 2013
EKATI SALES
During the third quarter, the Company sold approximately 0.4 million carats from the Ekati Diamond Mine for a total of $98.7 million for an average price per carat of $271. The volume of carats sold during the quarter was lower than what the Company would anticipate going forward as a result of a combination of the decision to hold back some inventory from sale in the third quarter and the change in the sales schedule resulting from a change in the rough diamond sales platform. At October 31, 2013, the Company had 0.6 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $141 million.

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the third quarter was $93.6 million, resulting in a gross margin of 5.2% and an EBITDA margin of 23%. Cost of sales for the third quarter was impacted slightly by the sale of inventory that was recorded at market value as a result of the Ekati Diamond Mine Acquisition. The Company estimates the cost of sales would have been approximately $93.1 million during the third quarter if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. The Company estimates that gross margins and EBITDA margin would have been 5.7% and 24%, respectively if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. At October 31, 2013, the Company had approximately $10 million remaining of inventory acquired as part of the Ekati Diamond Mine Acquisition, the majority of which are made up of production samples. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

Consolidated cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the third quarter, the Ekati cash cost of production was $91.1 million. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the three months ended October 31, 2013.

Three months ended
(expressed in thousands of United States dollars)	October 31, 2013
Ekati cash cost of production	$91,091
Other cash costs including inventory acquisition	1,137
Total cash cost of production	92,228
Depreciation and amortization	26,129
Total cost of production	118,356
Adjusted for stock movements	(24,798)
Total cost of sales	$93,558

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the quarter were $0.4 million.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Period from April 10 to October 31, 2013
EKATI SALES
During the period from April 10 to October 31, 2013, the Company sold approximately 0.97 million carats from the Ekati Diamond Mine for a total of $289.2 million for an average price per carat of $299.

Had the Company sold only the last production shipped in the third quarter, the estimated achieved price would have been approximately $200 per carat based on the prices achieved in the September / October 2013 sale. The estimated achieved price includes the sale of rough diamonds from Misery South and Southwest, which has a lower average price per carat.

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine for the period from April 10 to October 31, 2013, was $279.2 million, resulting in a gross margin of 3.4% and an EBITDA margin of 13%. Cost of sales was impacted by the sale of inventory that was recorded at market value as a result of the Ekati Diamond Mine Acquisition. The Company estimates that the cost of sales would have been approximately $262.5 million during the period if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. The Company estimates that gross margins and EBITDA margins of sales would have been 9.2% and 28%, respectively, if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. At October 31, 2013, the Company had approximately $10 million remaining of inventory acquired as part of the Ekati Diamond Mine Acquisition, the majority of which are made up of production samples. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs, which are incurred at the Ekati Diamond Mine. During the period from April 10 to October 31, 2013, the Ekati cash cost of production was $202.6 million. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the period April 10 to October 31, 2013.

Period April 10 to
(expressed in thousands of United States dollars)	October 31, 2013
Ekati cash cost of production	$202,600
Other cash costs including inventory acquisition	156,985
Total cash cost of production	359,585
Depreciation and amortization	57,959
Total cost of production	417,544
Adjusted for stock movements	(138,295)
Total cost of sales	$279,249

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the period from April 10 to October 31, 2013 were $1.6 million.

OPERATIONAL UPDATE
Production for the third calendar quarter at the Ekati Diamond Mine was 0.6 million carats at 100%. The development of the Misery pipe is continuing. As of September 30, 2013, the Company had processed approximately 0.18 million tonnes of material excavated as part of the waste stripping for advancing the pit profile of the Misery pipe, and has recovered approximately 0.24 million carats of diamonds from this material. These diamond recoveries, all of which occurred after June 30, 2013, are not included in the Company’s reserves and resource statement and are therefore incremental to production.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

On November 18th, 2013, the Wek’ eezhii Land and Water Board issued a Preliminary Screening Decision Report on the Lynx kimberlite pipe (“Lynx Project”) at the Ekati Diamond Mine which determined that the Lynx Project can proceed with the regulatory process. On November 22, 2013, the Wek’ eezhii Land and Water Board decided to refer the Company’s Detailed Project Report on the Jay and Cardinal kimberlite pipes at the Ekati Diamond Mine to the Mackenzie Valley Environment Impact Review Board for an environmental assessment.

EKATI DIAMOND MINE PRODUCTION (80% SHARE)
(this table reported on a one-month lag)

For the three months ended September 30, 2013
Pipe	Ore processed	Carats	Grade
	(000s tonnes)	(000s)	(carats/tonne)
Koala Phase 5	49	19	0.38
Koala Phase 6	62	83	1.33
Koala North	49	34	0.69
Fox	521	158	0.30
Misery South & Southwest	143	194	1.36
Coarse Ore Rejects	34	6	0.17
Total	857	494	0.58

For the period from April 10, 2013 (date of acquisition) to September 30, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
Koala Phase 5	99	38	0.38
Koala Phase 6	89	117	1.32
Koala North	124	92	0.74
Fox	1,134	357	0.32
Misery South & Southwest	143	194	1.36
Coarse Ore Rejects	34	6	0.17
Total	1,621	805	0.50

Ekati Operations Outlook
PRODUCTION
The approved and updated mine plan and budget for the Ekati Diamond Mine foresees production (on a 100% basis) for the period from April 10, 2013 to the calendar 2013 year end of approximately 1.0 million carats from the mining of approximately 4.2 million tonnes from mineral reserves. The mine plan foresees processing of approximately 3.3 million tonnes, with some material being made up of diamond-bearing kimberlite from a satellite body in the Misery open pit that is excavated as part of the waste stripping as the pit profile is advanced. Planned mining activities include approximately 0.3 million tonnes expected to be sourced from Koala Phase 5, approximately 0.3 million tonnes from Koala Phase 6, approximately 0.3 million tonnes from Koala North and approximately 3.3 million tonnes from Fox. Given the decision to hold back some inventory from sale in the third quarter, the Company currently expects rough diamond sales for fiscal 2014 from the Ekati Diamond Mine to be in the range of $385 to $455 million (on a 100% basis).

PRICING
Based on prices from the Company’s rough diamond sales during the third quarter and the current diamond recovery profile of the Ekati processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Ekati ore types in the table that follows:

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

September /
October 2013
Sales Cycle
Average price
per carat
Ore type	(in US dollars)
Koala Phase 5	$345
Koala Phase 6	395
Koala North	410
Fox	300
Misery South & South West	80–100
Coarse Ore Rejects	65–120

COST OF SALES AND CASH COST OF PRODUCTION
Given the decision to hold back some inventory from sale in the third quarter, the Company currently expects cost of sales for fiscal 2014 from the Ekati Diamond Mine to be in the range of $365 to $430 million (including depreciation and amortization in the range of $50 to $60 million). Cash cost of production at the Ekati Diamond Mine for the period from April 10, 2013 to the fiscal 2014 year-end is expected to be approximately $310 million at an assumed average Canadian/US dollar exchange rate of $1.03.

CAPITAL EXPENDITURES
The planned capital expenditures for the Ekati Diamond Mine for the period from April 10, 2013 to the fiscal 2014 year-end are expected to be approximately $100 million at an assumed average Canadian/US dollar exchange rate of $1.03. The currently expected capital expenditures include approximately $42 million for the continued development of the Misery pipe, consisting largely of mining costs to achieve ore release. During the third quarter, capital expenditures were approximately $28.3 million ($65.3 million for the period from April 10, 2013 to October 31, 2013). The Company expects to spend a total of $11 million for Jay Pipe exploration during this fiscal year.

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati diamond mines.

(expressed in thousands of United States dollars)
(unaudited)
									Nine months	Nine months
									ended	ended
	2014	2014	2014	2013	2013	2013	2013	2012	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	5,924	12,971	15,213	8,227	6,302	4,700	5,767	4,153	34,107	16,769
Operating loss	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(5,767)	$(4,153)	$(34,107)	$(16,769)
Depreciation and amortization (i)	378	363	305	304	306	286	296	434	1,046	888
EBITDA (ii)	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(5,471)	$(3,719)	$(33,061)	$(15,881)
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 20.

Three Months Ended October 31, 2013, Compared to Three Months Ended October 31, 2012
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter decreased by $0.4 million from the comparable quarter of the prior year.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Nine Months Ended October 31, 2013, Compared to Nine Months Ended October 31, 2012
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the nine months ended October 31, 2013 increased by $17.4 million from the comparable period of the prior year. The increase from the comparable period of the prior year was primarily due to $11.2 million of transaction costs and $6.0 million of restructuring costs at the Antwerp, Belgium office, related in each case to the Ekati Diamond Mine Acquisition.

Discontinued Operations
On March 26, 2013, the Company completed the disposition of its luxury brand segment to Swatch Group. As a result, the Company’s consolidated results no longer include the operations of the luxury brand segment and the results of the luxury brand segment are now treated as discontinued operations for reporting purposes. Current and prior period results have been restated to reflect this change.

Liquidity and Capital Resources
Working Capital
As at October 31, 2013, the Company had unrestricted cash and cash equivalents of $195.8 million and restricted cash of $121.9 million compared to $104.3 million and $nil at January 31, 2013. The restricted cash is used to support letters of credit to the Government of Canada of CDN $127 million in support of the reclamation obligations for the Ekati Diamond Mine. During the quarter ended October 31, 2013, the Company reported cash flow from operations of $6.6 million compared to $19.6 million in the comparable period of the prior year.

As at October 31, 2013, the Company had 1.5 million carats of rough diamond inventory with an estimated market value of approximately $250 million, of which approximately $95 million represented inventory available for sale, with the remaining $155 million being sorted.

Working capital increased to $509.5 million at October 31, 2013 from $361.5 million at January 31, 2013. During the quarter, the Company increased accounts receivable from continuing operations by $5.7 million, decreased other current assets from continuing operations by $3.8 million, increased inventory and supplies from continuing operations by $39.9 million, increased trade and other payables from continuing operations by $10.6 million and increased employee benefit plans from continuing operations by $0.9 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next 12 months.

Financing Activities
There were no significant transactions to note during the third quarter.

Investing Activities
During the third quarter, the Company purchased property, plant and equipment of $35.2 million for its continuing operations, of which $6.9 million was purchased for the Diavik Diamond Mine and $28.3 million for the Ekati Diamond Mine.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mine level. Additionally, at the Diavik Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. Not reflected in the table below are currently estimated capital expenditures for the calendar years 2013 to 2017 of approximately $70 million in the aggregate assuming a Canadian/US average exchange rate of $1.05 for each of the five years and representing DDDLP’s current projected share of the currently planned capital expenditures (excluding the A-21 pipe) at the Diavik Diamond Mine. Also not reflected are any capital expenditures for the Ekati Diamond Mine. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$5,792	$1,178	$2,356	$2,258	$–
Environmental and participation agreements incremental commitments (c)	210,098	200,983	4,608	–	4,507
Operating lease obligations (d)	18,664	4,965	9,701	3,998	–
Total contractual obligations	$234,554	$207,126	$16,665	$6,256	$4,507

(a)	(i) Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The Company does not have any credit facilities.

(ii) The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 13.5%. At October 31, 2013, $nil was outstanding under this facility relating to Dominion Diamond International NV and Dominion Diamond (India) Private Limited. The facility is guaranteed by Dominion Diamond Corporation.

(iii) The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On October 31, 2013, $4.8 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2013, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next 12 months are approximated to be $0.3 million.

(c)

Both the Diavik Joint Venture and Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at October 31, 2013 was $62 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Diavik Joint Venture on those activities. The Company has posted letters of credit of CDN $127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine. Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay in respect of the Ekati Diamond Mine under these agreements includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA and EBITDA margin are measures commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales and is a measurement for cash margins.

CONSOLIDATED

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2014	2014	2014	2013	2013	2013	2013	2012	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Operating profit (loss) from continuing operations	$10,654	$12,375	$10,459	$20,987	$5,574	$8,939	$12,171	$23,985	$33,489	$26,684
Depreciation and amortization	31,978	32,644	20,211	24,346	20,588	13,160	22,172	24,284	84,833	55,921
EBITDA from continuing operations	$42,632	$45,019	$30,670	$45,333	$26,162	$22,099	$34,343	$48,269	$118,322	$82,605

DIAVIK DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2014	2014	2014	2013	2013	2013	2013	2012	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Operating profit	$11,765	$21,530	$25,918	$29,213	$11,876	$13,639	$17,938	$28,141	$59,214	$43,453
Depreciation and amortization	12,434	21,768	19,906	24,042	20,283	12,874	21,876	23,849	54,108	55,033
EBITDA	$24,199	$43,298	$45,824	$53,255	$32,159	$26,513	$39,814	$51,990	$113,322	$98,486

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

EKATI DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2014	2014	2014	2013	2013	2013	2013	2012	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Operating profit (loss)	$4,813	$3,816	$(246)	$–	$–	$–	$–	$–	$8,383	$–
Depreciation and amortization	19,166	10,513	–	–	–	–	–	–	29,679	–
EBITDA	$23,979	$14,329	$(246)	$–	$–	$–	$–	$–	$38,062	$–

CORPORATE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2014	2014	2014	2013	2013	2013	2013	2012	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2013	2012
Operating loss	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(5,767)	$(4,153)	$(34,107)	$(16,769)
Depreciation and amortization	378	363	305	304	306	286	296	434	1,046	888
EBITDA	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(5,471)	$(3,719)	$(33,061)	$(15,881)

Risks and Uncertainties
Dominion Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, budget policy issues in the US and upheavals in the Middle East, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. The appreciation of the Canadian dollar against the US dollar, therefore, will increase the expenses of the Company’s mineral properties and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing of such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with its applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development or to maintain continued operations.

Regulatory and Environmental Risks
The operation of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at October 31, 2013 was $62 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The Company has as at October 31, 2013 posted letters of credit of CDN $127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine. As reclamation and remediation cost estimates are updated and revised, the Company expects that it will be required to post additional security for those obligations, which could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which will expire on August 31, 2014. The Company expects to begin re-negotiations on this labour agreement early in calendar 2014. If the Company is unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Changes in Internal Control over Financial Reporting
During the third quarter of fiscal 2013, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Limitation on Scope of Design
Management has limited the scope of design of its disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of entities acquired as part of the Ekati Diamond Mine Acquisition.

Since the acquisition was closed 20 days prior to the end of the first quarter of fiscal 2014, management was unable to adequately test the internal control systems in place. While management believes that internal controls were operating effectively, since it was unable to test these systems, it elected to exclude them from the scope of certification as allowed by NI 52-109. Management intends to perform such testing by April 10, 2014.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

The chart below presents the summary financial information for entities acquired as part of the Ekati Diamond Mine Acquisition included in the Company’s unaudited interim condensed consolidated financial statements:

As at October 31, 2013
Current assets	388,465
Long-term assets	831,581
Current liabilities	82,821
Long-term liabilities	562,480

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2013.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. The IASB has repealed the mandatory effective date of February 1, 2015, and has not yet decided on the effective date. This standard is not yet effective for the Company.

(a)   New Accounting Standards

(i)     IFRS 10 – CONSOLIDATED FINANCIAL STATEMENTS
IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 did not have a material impact on the Company’s consolidated financial statements upon its adoption on February 1, 2013.

(ii)    IFRS 11 – JOINT ARRANGEMENTS
IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces IAS 31, “Interest in Joint Ventures”. The new standard applies to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(iii)   IFRS 13 – FAIR VALUE MEASURMENT
IFRS 13, “Fair Value Measurement” (“IFRS 13”) generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. The adoption of IFRS 13 did not have a material effect on the Company’s unaudited interim condensed consolidated financial statements. The disclosure requirements of IFRS 13 will be incorporated in the Company’s annual consolidated financial statements for the year ended January 31, 2014. This will include disclosures about fair values of financial assets and liabilities measured on a recurring basis and non-financial assets and liabilities measured on a non-recurring basis. The Company will also include disclosures about assumptions used in calculating fair value less cost of disposal for its annual goodwill impairment test.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

(iv)   IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE
The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(v)    IAS 19 – EMPLOYEE BENEFITS
Amendments to IAS 19, “Employee Benefits” (“IAS 19”) eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. IAS 19 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. IAS 19 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(vi)   IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS
Amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”) have been adopted by the Company on February 1, 2013, with retrospective application. The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The Company has amended its consolidated statement of comprehensive income for all periods presented in these unaudited interim condensed consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive income, there is no net impact on the Company’s comprehensive income.

Outstanding Share Information

As at November 30, 2013
Authorized	Unlimited
Issued and outstanding shares	85,124,480
Options outstanding	2,438,000
Fully diluted	87,562,480

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Balance Sheets
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	October 31, 2013	January 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$195,771	$104,313
Accounts receivable	13,275	3,705
Inventory and supplies (note 5)	424,491	115,627
Other current assets	23,871	29,486
Assets held for sale (note 6)	–	718,804
	657,408	971,935
Property, plant and equipment	1,508,809	727,489
Restricted cash (note 7)	121,912	–
Goodwill	10,066	–
Other non-current assets	1,848	6,937
Deferred income tax assets	7,482	4,095
Total assets	$2,307,525	$1,710,456

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	$113,551	$39,053
Employee benefit plans (note 9)	2,155	2,634
Income taxes payable	31,402	32,977
Current portion of interest-bearing loans and borrowings (note 11)	831	51,508
Liabilities held for sale (note 6)	–	484,252
	147,939	610,424
Interest-bearing loans and borrowings (note 11)	3,961	4,799
Deferred income tax liabilities	232,436	181,427
Employee benefit plans (note 9)	20,614	3,499
Provisions (note 10)	435,154	79,055
Total liabilities	840,104	879,204
Equity
Share capital	508,523	508,007
Contributed surplus	22,555	20,387
Retained earnings	776,749	295,738
Accumulated other comprehensive income	539	6,357
Total shareholders’ equity	1,308,366	830,489
Non-controlling interest	159,055	763
Total equity	1,467,421	831,252
Total liabilities and equity	$2,307,525	$1,710,456

The accompanying notes are an integral part of these consolidated financial statements.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Income Statements
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012
Sales	$151,639	$84,818	$522,280	$235,300
Cost of sales	133,577	71,663	449,483	188,546
Gross margin	18,062	13,155	72,797	46,754
Selling, general and administrative expenses	7,408	7,581	39,308	20,070
Operating profit	10,654	5,574	33,489	26,684
Finance expenses	(5,676)	(2,308)	(29,305)	(6,701)
Exploration costs	(7,074)	(673)	(11,260)	(1,495)
Finance and other income	825	60	2,661	179
Foreign exchange gain (loss)	1,122	(301)	(961)	377
Profit (loss) before income taxes	(149)	2,352	(5,376)	19,044
Income tax expense	3,858	1,583	15,469	8,299
Net profit (loss) from continuing operations	(4,007)	769	(20,845)	10,745
Net profit from discontinued operations (note 6)	–	3,245	497,385	9,632
Net profit (loss)	$(4,007)	$4,014	$476,540	$20,377
Net profit (loss) from continuing operations attributable to
Shareholders	$(2,895)	$152	$(16,374)	$10,130
Non-controlling interest	(1,112)	617	(4,471)	615
Net profit (loss) attributable to
Shareholders	(2,895)	3,397	481,011	19,762
Non-controlling interest	$(1,112)	$617	$(4,471)	$615
Earnings (loss) per share – continuing operations
Basic	$(0.03)	$–	$(0.19)	$0.12
Diluted	(0.03)	–	(0.19)	0.12
Earnings (loss) per share
Basic	(0.03)	0.04	5.66	0.23
Diluted	(0.03)	0.04	5.61	0.23
Weighted average number of shares outstanding	85,055,716	84,874,781	84,984,911	84,874,781
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Statements of Comprehensive Income
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012
Net profit (loss)	$(4,007)	$4,014	$476,540	$20,377
Other comprehensive income
Items that may be reclassified to profit
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(40)	3,452	(11,089)	(2,517)
Items that will not be reclassified to profit
Actuarial loss on employee benefit plans (net of tax of $0.7 million )	–	–	5,271	–
Other comprehensive loss, net of tax	(40)	3,452	(5,818)	(2,517)
Total comprehensive income (loss)	$(4,047)	$7,466	$470,722	$17,860
Comprehensive income (loss) from continuing operations	$(4,047)	$785	$(21,329)	$10,717
Comprehensive income from discontinued operations	–	6,681	492,051	7,143
Comprehensive income (loss) attributable to
Shareholders	$(2,935)	$6,849	$475,193	$17,245
Non-controlling interest	(1,112)	617	(4,471)	615
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Statements of Changes in Equity
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Nine months ended	Nine months ended
	October 31, 2013	October 31, 2012
Common shares:
Balance at beginning of period	$508,007	$507,975
Issued during the period	516	–
Balance at end of period	508,523	507,975
Contributed surplus:
Balance at beginning of period	20,387	17,764
Stock-based compensation expense	2,168	1,288
Balance at end of period	22,555	19,052
Retained earnings:
Balance at beginning of period	295,738	261,028
Net profit attributable to common shareholders	481,011	19,762
Balance at end of period	776,749	280,790
Accumulated other comprehensive income:
Balance at beginning of period	6,357	10,086
Other comprehensive income
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of nil)	(11,089)	(2,517)
Items that will not be reclassified to profit
Actuarial loss on employee benefit plans (net of tax of $0.7 million)	5,271	–
Balance at end of period	539	7,569
Non-controlling interest:
Balance at beginning of period	763	255
Non-controlling interest	158,292	615
Balance at end of period	159,055	870
Total equity	$1,467,421	$816,256
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Condensed Consolidated Statements of Cash Flows
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012
Cash provided by (used in)
OPERATING
Net profit (loss)	$(4,007)	$769	$476,540	$10,745
Depreciation and amortization	31,978	20,588	84,833	55,916
Deferred income tax recovery	(6,432)	(11,087)	(19,460)	(15,248)
Current income tax expense	10,290	12,670	34,929	23,546
Finance expenses	5,676	2,308	29,305	6,701
Stock-based compensation	939	434	2,168	1,288
Other non-cash items	(1,359)	32	(3,819)	(2,073)
Foreign exchange (gain) loss	3,097	334	2,873	(156)
Loss (gain) on disposition of assets	–	–	361	(330)
Net loss on discontinued operations	–	–	257	–
Gain on sale of luxury brand segment	–	–	(497,642)	–
Change in non-cash operating working capital, excluding taxes and finance expenses	(30,481)	10,161	27,259	(2,964)
Cash provided by (used in) operating activities	9,701	36,209	137,604	77,425
Interest paid	(922)	(1,453)	(5,995)	(3,730)
Income and mining taxes paid	(2,200)	(99)	(29,355)	(14,959)
Cash provided by (used in) operating activities – continuing operations	6,579	34,657	102,254	58,736
Cash provided by (used in) operating activities – discontinued operations	–	(15,059)	–	(5,629)
Net cash from (used in) operating activities	6,579	19,598	102,254	53,107
FINANCING
Increase (decrease) in interest-bearing loans and borrowings	(198)	(193)	(590)	(563)
Increase in revolving credit	–	11,223	27,863	38,765
Decrease in revolving credit	–	–	(28,991)	(25,178)
Repayment of senior secured credit facility	–	–	(50,000)	–
Issue of common shares, net of issue costs	–	–	516	–
Contribution from non-controlling interest	990	–	990	–
Cash provided from financing activities – continuing operations	792	11,030	(50,212)	13,024
Cash provided from financing activities – discontinued operations	–	21,546	–	24,179
Cash provided from financing activities	792	32,576	(50,212)	37,203
INVESTING
Acquisition of Ekati	–	–	(490,925)	–
Cash proceeds from sale of luxury brand	–	–	746,738	–
Property, plant and equipment – Diavik	(6,872)	(13,446)	(23,363)	(47,383)
Property, plant and equipment – Ekati	(28,314)	–	(65,325)	–
Net proceeds from sale of property, plant and equipment	115	–	1,911	2,619
Other non-current assets	394	62	(2,655)	333
Cash provided in investing activities – continuing operations	(34,677)	(13,384)	166,381	(44,431)
Cash provided in investing activities – discontinued operations	–	(5,185)	–	(12,513)
Cash used in investing activities	(34,677)	(18,569)	166,381	(56,944)
Foreign exchange effect on cash balances	(2,655)	2,616	(5,053)	(670)
Increase in cash and cash equivalents	(29,961)	36,221	213,370	32,694
Cash and cash equivalents, beginning of period	347,644	74,589	104,313	78,116
Cash and equivalents, end of period	317,683	110,810	317,683	110,810
Less cash and equivalents of discontinued operations, end of period	–	24,082	–	24,082
Cash and cash equivalents of continuing operations, end of period	$317,683	$86,728	$317,683	$86,728
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(5,739)	(1,906)	(8,320)	(2,183)
Inventory and supplies	(39,937)	723	30,758	(13,469)
Other current assets	3,766	5,405	6,122	10,418
Trade and other payables	10,573	5,736	(940)	1,387
Employee benefit plans	856	203	(361)	883
	$(30,481)	$10,161	$27,259	$(2,964)
The accompanying notes are an integral part of these consolidated financial statements.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Notes to Condensed Consolidated Financial Statements
OCTOBER 31, 2013 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its unaudited interim condensed consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. As a result of the completion of the Ekati Diamond Mine Acquisition on April 10, 2013, the Company acquired an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests on the condensed consolidated balance sheet.

Note 2: Basis of Preparation
(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these unaudited interim condensed consolidated financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2013, except as disclosed in Note 3.

These unaudited interim condensed financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2013 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of presentation

These unaudited interim condensed consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the unaudited interim condensed consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Note 3:
Significant Accounting Policies
These unaudited interim condensed consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended January 31, 2013, except for the following accounting standards that apply as a result of the Ekati Diamond Mine Acquisition and new accounting standards and amendments to standards and interpretations, which were effective February 1, 2013, and applied in preparing these unaudited interim condensed consolidated financial statements. The Company evaluated the impact to its unaudited interim condensed consolidated financial statements as a result of the new standards. These are summarized as follows:

(a)	Accounting standards applied on Ekati Diamond Mine Acquisition

(i)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in mining assets. Capitalized stripping costs are charged against earnings on a unit-of-production basis over the life of the mineral reserves.

(ii)	EMPLOYEE BENEFIT PLANS

The Company operates a defined benefit pension plan, which requires contributions to be made to separately administered fund. The cost of providing benefits under the defined benefit plans is determined separately using the projected unit credit valuation method by qualified actuaries. Actuarial gains and losses are recognized immediately in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation, less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

(b)	New accounting standards

(i)	IFRS 10 – CONSOLIDATED FINANCIAL STATEMENTS

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(ii)	IFRS 11 – JOINT ARRANGEMENTS

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces IAS 31, “Interest in Joint Ventures”. The new standard applies to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(iii)	IFRS 13 – FAIR VALUE MEASURMENT

IFRS 13, “Fair Value Measurement” (“IFRS 13”) generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. The adoption of IFRS 13 did not have a material effect on the Company’s unaudited interim condensed consolidated financial statements. The disclosure requirements of IFRS 13 will be incorporated in the Company’s annual consolidated financial statements for the year ended January 31, 2014. This will include disclosures about fair values of financial assets and liabilities measured on a recurring basis and non-financial assets and liabilities measured on a non-recurring basis. The Company will also include disclosures about assumptions used in calculating fair value less cost of disposal for its annual goodwill impairment test.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

(iv)	IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE

The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(v)	IAS 19 – EMPLOYEE BENEFITS

Amendments to IAS 19, “Employee Benefits” (“IAS 19”) eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. IAS 19 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. IAS 19 did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements upon its adoption on February 1, 2013.

(vi)	IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS

Amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”) have been adopted by the Company on February 1, 2013, with retrospective application. The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The Company has amended its consolidated statement of comprehensive income for all periods presented in these unaudited interim condensed consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive income, there is no net impact on the Company’s comprehensive income.

Note 4:
Acquisition
On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium.

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the statement of comprehensive income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedules and the availability of information, certain information relating to the purchase allocations and valuations may not be finalized at the time of reporting. Purchase price allocations are completed after the vendor’s final financial statements and income tax returns have been prepared and accepted by the Company within one year of acquisition. Such purchase price allocations are based on management’s best estimates of the fair value of the acquired asset and liabilities.

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth below. In accordance with IFRS 3, “Business Combinations” (“IFRS 3”), the provisional price allocations at acquisition have been revised to reflect revisions to fair values during the third quarter.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

	Fair values at	Further	Fair values at
	July 31, 2013	adjustments	October 31, 2013
Consideration	$553,142	$–	$553,142
Cash and cash equivalents	$62,217	$–	$62,217
Accounts receivable and other current assets	7,465	(2)	7,463
Inventory and supplies	319,613	24	319,637
Property, plant and equipment	800,741	10,266	811,007
Trade and other payables	(70,618)	(1,924)	(72,542)
Income taxes payable	(6,085)	12,328	6,243
Provisions, future site restoration costs	(348,230)	5,077	(343,153)
Deferred income tax liabilities	(68,833)	1,847	(66,986)
Other long-term liabilities	(19,017)	(20)	(19,037)
Non-controlling interest	(152,798)	(8,976)	(161,774)
Total net identifiable assets acquired	524,455	18,620	543,075
Goodwill	28,687	(18,620)	10,067
	$553,142	$–	$553,142

The main adjustments to the provisional fair value relates to the fair value attributed to property, plant and equipment and provision for future site restoration costs acquired as part of the Ekati Diamond Mine Acquisition and the related tax adjustment.

Goodwill comprises the value of expected synergies arising from the acquisition and the expertise and reputation of the assembled workforce acquired. None of the goodwill recognized is expected to be deductible for tax purposes.

From the closing date of the acquisition, revenues of $289.2 million and a net loss of $12.6 million were generated by Ekati’s operations. If the acquisition had taken place at the beginning of the fiscal year, the Company’s consolidated pro forma revenue including the Ekati mining segment would have been $630.9 million and pro forma net loss would have been $15.8 for the nine months ended October 31, 2013. The Company incurred total transaction costs of $14.4 million related to the Ekati Diamond Mine Acquisition, of which $11.2 million has been expensed and included in selling, general and administrative costs during the current year, with the balance of $3.2 million expensed in fiscal 2013.

Note 5:
Inventory and Supplies

	October 31,	January 31,
	2013	2013
Rough diamonds	$212,291	$45,467
Supplies inventory	212,200	70,160
Total inventory and supplies	$424,491	$115,627

Total inventory and supplies is net of a provision for obsolescence of $0.1 million ($0.4 million at January 31, 2013).

Note 6:
Assets Held for Sale (Discontinued Operations)
On March 26, 2013, the Company completed the sale of the Luxury Brand Segment to Swatch Group. As a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name was changed to “Dominion Diamond Corporation” and its common shares trade on both the Toronto and New York stock exchanges under the symbol “DDC”.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

The major classes of assets and liabilities of the discontinued operations were as follows at the date of disposal:

March 26,
2013
Cash and cash equivalents	$25,914
Accounts receivable and other current assets	61,080
Inventory and supplies	403,157
Property, plant and equipment	76,700
Intangible assets, net	126,779
Other non-current assets	7,478
Deferred income tax assets	54,017
Trade and other payables	(96,246)
Income taxes payable	(2,465)
Interest-bearing loans and borrowings	(292,709)
Deferred income tax liabilities	(106,137)
Other long-term liabilities	(8,472)
Net assets	$249,096
Consideration received, satisfied in cash	$746,738
Cash and cash equivalents disposed of	(25,914)
Net cash inflow	$720,824

Results of the discontinued operations are presented separately as net profit from discontinued operations in the unaudited interim condensed consolidated income statements, and comparative periods have been adjusted accordingly.

		Nine months
	Period ended	ended
	March 26,	October 31,
	2013	2012
Sales	$63,799	$314,457
Cost of sales	(31,355)	(149,972)
Other expenses	(30,964)	(151,823)
Other income and foreign exchange gain (loss)	(1,551)	251
Net income tax (expense) recovery	(186)	(3,281)
Net profit (loss) from discontinued operations before gain	$(257)	$9,632
Gain on sale	497,642	–
Net profit from discontinued operations	497,385	9,632
Earnings per share – discontinued operations
Basic	$5.86	$0.11
Diluted	5.80	0.11

Note 7:
Restricted Cash
The Company provides CDN $127 million in letters of credit to the Government of Canada, supported by restricted cash for the reclamation obligations for the Ekati Diamond Mine.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Note 8:
Diavik Joint Venture
The following represents DDDLP’s 40% interest in the Diavik Joint Venture as at September 30, 2013 and December 31, 2012:

	October 31,	January 31,
	2013	2013
Current assets	$96,498	$102,299
Non-current assets	639,525	677,808
Current liabilities	29,984	30,517
Non-current liabilities and participant’s account	706,039	749,590

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012
Expenses net of interest income (a) (b)	$58,155	$61,087	$183,838	$176,410
Cash flows used in operating activities	(30,426)	(28,936)	(120,606)	(126,311)
Cash flows resulting from financing activities	33,507	56,264	137,101	168,464
Cash flows used in investing activities	(3,466)	(23,310)	(18,869)	(42,451)
(a)	The Joint Venture only earns interest income.
(b)	Expenses net of interest income for the three and nine months ended October 31, 2013 of $nil and $0.1 million (three and nine months ended October 31, 2012 of $nil and $0.1 million).

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in Note 13.

Note 9:
Employee Benefit Plans
The employee benefit obligation reflected in the unaudited interim condensed consolidated balance sheet is as follows:

	October 31,	January 31,
	2013	2013
Defined benefit plan obligation – Ekati Diamond Mine (a)	$17,742	$–
Defined contribution plan obligation – Ekati Diamond Mine (b)	200	–
Defined contribution plan obligation – the Company’s head office (b)	158	–
Post-retirement benefit plan – Diavik Diamond Mine (c)	772	699
RSU and DSU plans (d)	3,897	5,434
Total employee benefit plan obligation	$22,769	$6,133

	October 31,	January 31,
	2013	2013
Non-current	$20,614	$3,499
Current	2,155	2,634
Total employee benefit plan obligation	$22,769	$6,133

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

(a)	Defined benefit pension plan

Dominion Diamond Ekati Corporation sponsors a non-contributory defined benefit registered pension plan covering employees in Canada who were employed by BHP Billiton Canada Inc. and employed in its diamond business prior to June 30, 2004. As a result of the Ekati Diamond Mine Acquisition, the plan was assigned to Dominion Diamond Ekati Corporation and renamed the Dominion Diamond Ekati Corporation Defined Benefit Pension Plan. Pension benefits are based on the length of service and highest average covered earnings. Any benefits in excess of the maximum pension limit for registered pension plans under the Income Tax Act accrue for the employee, via an unfunded supplementary retirement plan. New employees could not become members of this defined benefit pension arrangement after June 30, 2004.

(i)    NET BENEFIT OBLIGATION:

October 31,
2013
Accrued benefit obligation	$81,166
Plan assets	63,424
Funded status – plan deficit	$(17,742)

(ii)   PLAN ASSETS

Canadian plan assets represented approximately 95% of total plan assets at October 31, 2013.

The asset allocation of pension assets at October 31 was as follows:

October 31,
2013
ASSET CATEGORY
Cash equivalents	89%
Equity securities	10%
Fixed income securities	1%
Total	100%

(iii)  THE SIGNIFICANT ASSUMPTIONS USED FOR THE PLAN ARE AS FOLLOWS:

October 31,
2013
ACCRUED BENEFIT OBLIGATION
Discount rate	4.6%
Expected rate of salary increase	4%
BENEFIT COSTS FOR THE YEAR
Discount rate	4%
Expected rate of salary increase	4%
Rate of compensation increase	2.25%

(b)	Defined contribution plan
The Diavik Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

Dominion Diamond Corporation sponsors a defined contribution plan for Canadian employees whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at October 31, 2013 was $0.2 million ($nil at January 31, 2013).

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Dominion Diamond Ekati Corporation sponsors a defined contribution arrangement for its employees who are not members of the defined benefit pension plan referred to in 9(a) above. The employer contributes 8% of earnings up to 2.5 times the Year’s Maximum Pensionable Earnings (as defined under the Canada Pension Plan), and 12% of earnings above 2.5 times YMPE. The employer also matches additional contributions made by an employee up to 3% of earnings. Employer contributions in excess of the maximum contribution limit for defined contribution plans under Canada’s Income Tax Act are credited by the employer to a notional (unfunded) supplementary retirement plan. The defined contribution plan liability at October 31, 2013 was $0.2 million. (Supplemental plan liability has been included in the accrued benefit obligation disclosed in 9(a) above.)

(c)	Post-retirement benefit plan

The Diavik Joint Venture provides non-pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.8 million at October 31, 2013 ($0.7 million at January 31, 2013).

(d)	Restricted Stock Units (“RSU”) and Deferred Stock Units (“DSU”) plans

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period.

Note 10:
Provisions

Future site restoration costs	October 31,	January 31,
	2013	2013
Diavik Diamond Mine (a)
At February 1, 2013 and 2012	$79,055	$65,245
Revisions of previous estimates	734	11,369
Accretion of provision	1,493	2,441
Ekati Diamond Mine (b)
At April 10, 2013 (restated as at date of acquisition)	343.153	–
Accretion of provision	10,719	–
Total site restoration costs	$435,154	$79,055

The Company has an obligation under various agreements to reclaim and restore the lands disturbed by its mining operations.

(a)     Diavik Diamond Mine
The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at October 31, 2013 is estimated to be $120 million. The expenditures are discounted using a discount rate of 2.6% . The revision of previous estimates in fiscal 2013 and 2014 is based on revised expectations of reclamation activity costs and changes in estimated reclamation timelines. The Diavik Joint Venture is required to provide security for future site closure and reclamation costs for the Diavik Diamond Mine’s operations and for various permits and licenses. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at October 31, 2013 was $62 million based on its 40% ownership interest in the Diavik Diamond Mine.

(b)     Ekati Diamond Mine – Future site restoration
The undiscounted estimated expenditures required to settle the obligation totals approximately CDN $420 million through 2048. The expenditures are discounted using a discount rate of 2.6% . The Company is required to provide security for future site closure and reclamation costs for the Ekati Diamond Mine’s operations and for various permits and licenses. As at October 31, 2013, the Company provided CDN $127 million in letters of credit as security with various regulatory authorities.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Note 11:
Interest-Bearing Loans and Borrowings

	October 31,	January 31,
	2013	2013
Credit facilities	$–	$49,560
First mortgage on real property	4,792	5,619
Bank advances	–	1,128
Total interest-bearing loans and borrowings	4,792	56,307
Less current portion	(831)	(51,508)
	$3,961	$4,799

		Nominal		Carrying amount
		interest		at October 31,	Face value at
	Currency	rate	Date of maturity	2013	October 31, 2013	Borrower
First mortgage on real property	CDN	7.98%	September 1, 2018	$4.8 million	$4.8 million	6019838 Canada Inc.

On May 31, 2013, the Company repaid the $50.0 million outstanding on its secured bank loan.

Note 12: Related Party Disclosure
(a)	Operational information
The Company had the following investments in significant subsidiaries at October 31, 2013:

Name of company	Effective interest	Country of incorporation
Dominion Diamond Holdings Ltd.	100%	Canada
Dominion Diamond Diavik Limited Partnership	100%	Canada
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International NV	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Building Services Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing NV	100%	Belgium

Note 13: Commitments and Guarantees
(a)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board, and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. DDDLP’s share of the letters of credit outstanding posted by the operator of the Diavik Joint Venture with respect to the environmental agreements as at October 31, 2013, was $62 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Diavik Joint Venture on reclamation and abandonment activities. The Company has posted letters of credit of CDN $127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

(b)	Participation agreements

Both the Diavik Joint Venture and Ekati Diamond Mine have signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The Diavik participation agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. Dominion Diamond Corporation’s share of the Diavik Joint Venture’s participation agreements as at October 31, 2013 was $1.1 million. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(c)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Future minimum lease payments under non-cancellable operating leases as at October 31, 2013 are as follows:

Within one year	$4,965
After one year but not more than three years	9,701
More than four years	3,998
$18,664

Note 14:
Capital Management
The Company’s capital includes cash and cash equivalents, current and non-current interest-bearing loans and borrowings and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Note 15:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and interest-bearing loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the International Accounting Standards Board.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s interest-bearing loans and borrowings are for the most part fully secured, hence the fair values of these instruments at October 31, 2013 are considered to approximate their carrying value.

The carrying values and estimated fair values of these financial instruments are as follows:

	October 31, 2013		January 31, 2013
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$317,683	$317,683	$104,313	$104,313
Accounts receivable	13,275	13,275	3,705	3,705
	$330,958	$330,958	$108,018	$108,018
Financial liabilities
Trade and other payables	$113,551	$113,551	$39,053	$39,053
Interest-bearing loans and borrowings	4,792	4,792	56,307	56,307
	$118,343	$118,343	$95,360	$95,360

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

Note 16:
Segmented Information
The Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the three months ended October 31, 2013. The results of the Company’s luxury brand segment, which it disposed of on March 26, 2013, no longer qualify as a reportable operating segment and current and prior period results have been recast accordingly.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati diamond mines.

For the three months ended October 31, 2013	Diavik	Ekati	Corporate	Total
Sales
North America	$–	$–	$–	$–
Europe	45,088	98,733	–	143,821
India	7,818	–	–	7,818
Total sales	52,906	98,733	–	151,639
Cost of sales
Depreciation and amortization	12,323	19,166	–	31,489
All other costs	27,695	74,392	–	102,087
Total cost of sales	40,018	93,558	–	133,576
Gross margin	12,888	5,175	–	18,063
Gross margin (%)	24.4%	5.2%	–%	11.9%
Selling, general and administrative expenses
Selling and related expenses	1,123	362	–	1,485
Administrative expenses	–	–	5,924	5,924
Total selling, general and administrative expenses	1,123	362	5,924	7,409
Operating profit (loss)	11,765	4,813	(5,924)	10,654
Finance expenses	(770)	(4,906)	–	(5,676)
Exploration costs	(1,074)	(6,000)	–	(7,074)
Finance and other income	743	82	–	825
Foreign exchange loss	(818)	1,940	–	1,122
Segmented profit (loss) before income taxes	$9,846	$(4,071)	$(5,924)	$(149)
Segmented assets as at October 31, 2013
Canada	$1,016,364	$1,216,810	$–	$2,233,174
Other foreign countries	71,116	3,235	–	74,351
	$1,087,480	$1,220,045	$–	$2,307,525
Capital expenditures	$(6,872)	$(28,314)	$–	$(35,186)
Inventory	145,761	278,730	–	424,491
Total liabilities	194,803	645,301	–	840,104
Other significant non-cash items:
Deferred income tax expense (recovery)	$(6,561)	$129	$–	$(6,432)

Sales to one customer totalled $28.1 million for the three months ended October 31, 2013.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

For the three months ended October 31, 2012	Diavik	Ekati	Corporate	Total
Sales
North America	$7,697	$–	$–	$7,697
Europe	57,438	–	–	57,438
India	19,683	–	–	19,683
Total sales	84,818	–	–	84,818
Cost of sales
Depreciation and amortization	19,800	–	–	19,800
All other costs	51,863	–	–	51,863
Total cost of sales	71,663	–	–	71,663
Gross margin	13,155	–	–	13,155
Gross margin (%)	15.5%	–%	–%	15.5%
Selling, general and administrative expenses
Selling and related expenses	1,279	–	–	1,279
Administrative expenses	–	–	6,302	6,302
Total selling, general and administrative expenses	1,279	–	6,302	7,581
Operating profit (loss)	11,876	–	(6,302)	5,574
Finance expenses	(2,308)	–	–	(2,308)
Exploration costs	(673)	–	–	(673)
Finance and other income	60	–	–	60
Foreign exchange gain	(301)	–	–	(301)
Segmented profit (loss) before income taxes	$8,654	$–	$(6,302)	$2,352
Segmented assets as at October 31, 2012
Canada	$953,484	$–	$–	$953,484
Other foreign countries	34,651	–	–	34,651
	$988,135	$–	$–	$988,135
Capital expenditures	$13,446	$–	$–	$13,446
Inventory	141,410	–	–	141,410
Total liabilities	418,667	–	–	418,667
Other significant non-cash items:
Deferred income tax recovery	$(11,087)	$–	$–	$(11,087)

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

For the nine months ended October 31, 2013	Diavik	Ekati	Corporate	Total
Sales
North America	$6,180	$–	$–	$6,180
Europe	187,260	289,190	–	476,450
India	39,650	–	–	39,650
Total sales	233,090	289,190	–	522,280
Cost of sales
Depreciation and amortization	53,510	29,679	–	83,189
All other costs	116,724	249,570	–	366,294
Total cost of sales	170,234	279,249	–	449,483
Gross margin	62,856	9,941	–	72,797
Gross margin (%)	27.0%	3.4%	–%	13.9%
Selling, general and administrative expenses
Selling and related expenses	3,642	1,559	–	5,201
Administrative expenses			34,107	34,107
Total selling, general and administrative expenses	3,642	1,559	34,107	39,308
Operating profit (loss)	59,214	8,382	(34,107)	33,489
Finance expenses	(18,499)	(10,806)	–	(29,305)
Exploration costs	(4,324)	(6,935)	–	(11,260)
Finance and other income	2,050	611	–	2,661
Foreign exchange gain (loss)	(302)	(659)	–	(961)
Segmented profit (loss) before income taxes	$38,139	$(9,407)	$(34,107)	$(5,376)
Segmented assets as at October 31, 2013
Canada	$1,016,364	$1,216,810	$–	$2,233,174
Other foreign countries	71,116	3,235	–	74,351
	$1,087,480	$1,220,045	$–	$2,307,525
Capital expenditures	$(23,363)	$(65,325)	$–	(88,688)
Inventory	145,761	278,730	–	424,491
Total liabilities	194,803	645,301	–	840,104
Other significant non-cash items:
Deferred income tax recovery	$(6,973)	$(12,487)	$–	$(19,460)

Sales to one customer totalled $77.0 million for the nine months ended October 31, 2013.

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation

For the nine months ended October 31, 2012	Diavik	Ekati	Corporate	Total
Sales
North America	$17,398	$–	$–	$17,398
Europe	162,322	–	–	162,322
India	55,580	–	–	55,580
Total sales	235,300	–	–	235,300
Cost of sales
Depreciation and amortization	53,754	–	–	53,754
All other costs	134,792	–	–	134,792
Total cost of sales	188,546	–	–	188,546
Gross margin	46,754	–	–	46,754
Gross margin (%)	19.9%	–%	–%	19.9%
Selling, general and administrative expenses
Selling and related expenses	3,301	–	–	3,301
Administrative expenses	–	–	16,769	16,769
Total selling, general and administrative expenses	3,301	–	16,769	20,070
Operating profit (loss)	43,453	–	(16,769)	26,684
Finance expenses	(6,701)	–	–	(6,701)
Exploration costs	(1,495)	–	–	(1,495)
Finance and other income	179	–	–	179
Foreign exchange gain	377	–	–	377
Segmented profit (loss) before income taxes	$35,813	$–	$(16,769)	$19,044
Segmented assets as at October 31, 2012
Canada	$953,484	$–	$–	$953,484
Other foreign countries	34,651	–	–	34,651
	$988,135	$–	$–	$988,135
Capital expenditures	$(47,383)	$–	$–	$(47,383)
Inventory	141,410	–	–	141,410
Total liabilities	418,667			418,667
Other significant non-cash items:		–	–
Deferred income tax recovery	$(15,248)	$–	$–	$(15,248)

2014 THIRD QUARTER REPORT

Dominion Diamond Corporation